SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. __)*

                     CONVERSION SERVICES INTERNATIONAL, INC.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    21254R208
                                    ---------
                                 (CUSIP Number)

                                  March 1, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1 (b)
         |X| Rule 13d-1 (c)
         |_| Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |_|
                                                            (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0, shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,342,667 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,342,667 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,342,667 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

---------------------------------

         * Based on 53,480,153 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding, as disclosed on the Company's Quarterly Report on Form 10-Q, as of November 13, 2006. As of March 9, 2007, the Fund held
(i) an Amended and Restated Secured Revolving Note (the "Revolving Note") in the original principal amount of $4,500,000, which is convertible into Shares at a conversion rate of $0.14 per Share, subject to certain adjustments, (ii) a warrant (the "August Warrant") to acquire 800,000 Shares, at an exercise price of $4.35 per Share for the first 400,000 Shares acquired thereunder, $4.65 per Share for the next 200,000 Shares acquired thereunder and $5.25 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) an option (the "Option" and together with the August Warrant, the "Existing Instruments") to acquire 1,500,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments and (iv) 2,319,825 Shares. The Revolving Note and the Existing Instruments each contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and, shall in respect of each of the Revolving Note and the August Warrant, automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In respect of the Option, the 4.99% Issuance Limitation shall also automatically become null and void following written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). On March 1, 2007, (a) the Fund provided the Company notice of the Fund's waiver of the 4.99% Issuance Limitation under the Existing Instruments, which such waivers shall be effective on the 75th day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that on the Waiver Effective Date the 4.99% Limitation under the Existing Instruments shall be increased to an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). As of March 1, 2007, the Fund acquired an additional warrant (the "March Warrant", and collectively with the Existing Instruments, the "Warrants and Option") to acquire 1,785,714 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The March Warrant contains a 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Warrants and Option may be waived by the Fund upon 61 days prior notice to the Company and shall, in connection with the Warrants and Option, automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                               (b) |_|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,342,667 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,342,667 shares of Common Stock. *
---------- ---------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,342,667 shares of Common Stock
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99 %
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------

--------------------------------

         * Based on 53,480,153 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding, as disclosed on the Company's Quarterly Report on Form 10-Q, as of November 13, 2006. As of March 9, 2007, the Fund held
(i) an Amended and Restated Secured Revolving Note (the "Revolving Note") in the original principal amount of $4,500,000, which is convertible into Shares at a conversion rate of $0.14 per Share, subject to certain adjustments, (ii) a warrant (the "August Warrant") to acquire 800,000 Shares, at an exercise price of $4.35 per Share for the first 400,000 Shares acquired thereunder, $4.65 per Share for the next 200,000 Shares acquired thereunder and $5.25 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) an option (the "Option" and together with the August Warrant, the "Existing Instruments") to acquire 1,500,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments and (iv) 2,319,825 Shares. The Revolving Note and the Existing Instruments each contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and, shall in respect of each of the Revolving Note and the August Warrant, automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In respect of the Option, the 4.99% Issuance Limitation shall also automatically become null and void following written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). On March 1, 2007, (a) the Fund provided the Company notice of the Fund's waiver of the 4.99% Issuance Limitation under the Existing Instruments, which such waivers shall be effective on the 75th day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that on the Waiver Effective Date the 4.99% Limitation under the Existing Instruments shall be increased to an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). As of March 1, 2007, the Fund acquired an additional warrant (the "March Warrant", and collectively with the Existing Instruments, the "Warrants and Option") to acquire 1,785,714 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The March Warrant contains a 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Warrants and Option may be waived by the Fund upon 61 days prior notice to the Company and shall, in connection with the Warrants and Option, automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                               (b) |_|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,342,667 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,342,667 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,342,667 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

--------------------------------

         * Based on 53,480,153 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding, as disclosed on the Company's Quarterly Report on Form 10-Q, as of November 13, 2006. As of March 9, 2007, the Fund held
(i) an Amended and Restated Secured Revolving Note (the "Revolving Note") in the original principal amount of $4,500,000, which is convertible into Shares at a conversion rate of $0.14 per Share, subject to certain adjustments, (ii) a warrant (the "August Warrant") to acquire 800,000 Shares, at an exercise price of $4.35 per Share for the first 400,000 Shares acquired thereunder, $4.65 per Share for the next 200,000 Shares acquired thereunder and $5.25 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) an option (the "Option" and together with the August Warrant, the "Existing Instruments") to acquire 1,500,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments and (iv) 2,319,825 Shares. The Revolving Note and the Existing Instruments each contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and, shall in respect of each of the Revolving Note and the August Warrant, automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In respect of the Option, the 4.99% Issuance Limitation shall also automatically become null and void following written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). On March 1, 2007, (a) the Fund provided the Company notice of the Fund's waiver of the 4.99% Issuance Limitation under the Existing Instruments, which such waivers shall be effective on the 75th day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that on the Waiver Effective Date the 4.99% Limitation under the Existing Instruments shall be increased to an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). As of March 1, 2007, the Fund acquired an additional warrant (the "March Warrant", and collectively with the Existing Instruments, the "Warrants and Option") to acquire 1,785,714 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The March Warrant contains a 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Warrants and Option may be waived by the Fund upon 61 days prior notice to the Company and shall, in connection with the Warrants and Option, automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                               (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,342,667 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,342,667 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,342,667 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

--------------------------------

         * Based on 53,480,153 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding, as disclosed on the Company's Quarterly Report on Form 10-Q, as of November 13, 2006. As of March 9, 2007, the Fund held
(i) an Amended and Restated Secured Revolving Note (the "Revolving Note") in the original principal amount of $4,500,000, which is convertible into Shares at a conversion rate of $0.14 per Share, subject to certain adjustments, (ii) a warrant (the "August Warrant") to acquire 800,000 Shares, at an exercise price of $4.35 per Share for the first 400,000 Shares acquired thereunder, $4.65 per Share for the next 200,000 Shares acquired thereunder and $5.25 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) an option (the "Option" and together with the August Warrant, the "Existing Instruments") to acquire 1,500,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments and (iv) 2,319,825 Shares. The Revolving Note and the Existing Instruments each contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and, shall in respect of each of the Revolving Note and the August Warrant, automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In respect of the Option, the 4.99% Issuance Limitation shall also automatically become null and void following written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). On March 1, 2007, (a) the Fund provided the Company notice of the Fund's waiver of the 4.99% Issuance Limitation under the Existing Instruments, which such waivers shall be effective on the 75th day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that on the Waiver Effective Date the 4.99% Limitation under the Existing Instruments shall be increased to an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). As of March 1, 2007, the Fund acquired an additional warrant (the "March Warrant", and collectively with the Existing Instruments, the "Warrants and Option") to acquire 1,785,714 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The March Warrant contains a 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Warrants and Option may be waived by the Fund upon 61 days prior notice to the Company and shall, in connection with the Warrants and Option, automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

Item 1(a).  Name of Issuer: Conversion Services International, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
                  100 Eagle Rock Avenue
                  East Hanover, New Jersey 07936

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13G is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 825
            Third Avenue, 14th Floor, New York, NY 10022

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  21254R208

Item 3.     Not Applicable

Item 4.     Ownership:

      (a)   Amount Beneficially Owned: 5,342,667 shares of Common Stock

      (b)   Percent of Class: 9.99%

      (c)   Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 5,342,667 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  5,342,667 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------------------------------

         * Based on 53,480,153 shares of common stock, $0.001 par value per share (the "Shares") of Conversion Services International, Inc., a Delaware corporation (the "Company") outstanding, as disclosed on the Company's Quarterly Report on Form 10-Q, as of November 13, 2006. As of March 9, 2007, the Fund held
(i) an Amended and Restated Secured Revolving Note (the "Revolving Note") in the original principal amount of $4,500,000, which is convertible into Shares at a conversion rate of $0.14 per Share, subject to certain adjustments, (ii) a warrant (the "August Warrant") to acquire 800,000 Shares, at an exercise price of $4.35 per Share for the first 400,000 Shares acquired thereunder, $4.65 per Share for the next 200,000 Shares acquired thereunder and $5.25 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (iii) an option (the "Option" and together with the August Warrant, the "Existing Instruments") to acquire 1,500,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments and (iv) 2,319,825 Shares. The Revolving Note and the Existing Instruments each contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitation may be waived by the Fund upon 75 days prior notice to the Company and, shall in respect of each of the Revolving Note and the August Warrant, automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). In respect of the Option, the 4.99% Issuance Limitation shall also automatically become null and void following written notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). On March 1, 2007, (a) the Fund provided the Company notice of the Fund's waiver of the 4.99% Issuance Limitation under the Existing Instruments, which such waivers shall be effective on the 75th day following the delivery of such notice (the "Waiver Effective Date") and (b) the Company and the Fund agreed that on the Waiver Effective Date the 4.99% Limitation under the Existing Instruments shall be increased to an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). As of March 1, 2007, the Fund acquired an additional warrant (the "March Warrant", and collectively with the Existing Instruments, the "Warrants and Option") to acquire 1,785,714 Shares at an exercise price of $0.01 per Share, subject to certain adjustments. The March Warrant contains a 9.99% Issuance Limitation. The 9.99% Issuance Limitation under the Warrants and Option may be waived by the Fund upon 61 days prior notice to the Company and shall, in connection with the Warrants and Option, automatically become null and void following notice to the Company of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    March 9, 2007
                                    ----------------
                                    Date



                                    /s/ David Grin
                                    --------------
                                    David Grin
                                    Director

APPENDIX A


A. Name:             Laurus Capital  Management,  LLC, a Delaware limited
                     liability company
                     825 Third Avenue, 14th Floor
                     New York, New York 10022
   Place of
   Organization:     Delaware


B. Name:             David Grin
   Business          825 Third Avenue, 14th Floor
   Address:          New York, New York 10022

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      Israel



C. Name:             Eugene Grin
   Business          825 Third Avenue,  14th Floor
  Address:           New York, New York 10022

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      United States

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC

/s/ David Grin
-----------------------------------------
    David Grin
    Principal
    March 9, 2007

/s/ Eugene Grin, on his individual behalf
-----------------------------------------
    Eugene Grin
    March 9, 2007

/s/ David Grin, on his individual behalf
-----------------------------------------
    David Grin
    March 9, 2007